

December 19, 2014

Via Email
Edward Meng
Chief Financial Officer
China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province 451191
People's Republic of China

> **Re:** **China Gerui Advanced Materials Group Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Response Letter Dated December 16, 2014**
> **File No. 1-34532**

Dear Mr. Meng:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Risk Factors, page 3

Our business will suffer if we lose our land use rights. Should our expenditures and … page 9

1.   We re-issue comment 2 of our letter dated November 3, 2014. Please note that our comment did not ask which of Zhengzhou Company's assets you purchased, but rather whether Zhengzhou Company has assets that you did not purchase. Please advise.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Leland Benton, Staff Attorney, at (202) 551-3791, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief